Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended
	June 30,
	2009	2008

Income from continuing operations before income taxes	$903	$487

Adjustments:
Income from equity investee	(7)	(4)
Income attributable to noncontrolling interest	(1)	(1)

Income before income taxes, as adjusted	$895	$482

Fixed charges included in income:

Interest expense	$79	$68
Interest portion of rental expense	23	21

	102	89

Interest credited to contractholders	1	4

	$103	$93

Income available for fixed charges (including interest credited to contractholders)	$998	$575

Income available for fixed charges (excluding interest credited to contractholders)	$997	$571

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	9.7	6.2

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	9.8	6.4